Exhibit 99.1

NETCLASS TECHNOLOGY INC. Strengthens Market Position in Asia with Strategic Acquisition of Japan-based CreateSolutions Co., Ltd.

SHANGHAI and HONG KONG, March 10, 2025 – NETCLASS TECHNOLOGY INC. (the “Company” or “NETCLASS”), a leading B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, and Singapore, today announced its acquisition of a 51% stake in CreateSolutions Co., Ltd. (“CreateSolutions”), a Tokyo-based software company, by investing JPY 2,550,000 to acquire 255 shares of CreateSolutions.

CreateSolutions is a software company specializing in customized, high-efficiency, and sustainable technology solutions. Its services include software development, data analysis, business consulting, corporate innovation training, business process optimization, and innovative product design.

The acquisition marks a significant step in NETCLASS’ strategy to expand its market across Asia. It provides the Company with a new operational center in Tokyo, Japan, and signifies the Company’s dedication to its long-term plan through enhancing its software development capability, improving the quality of existing products, and diversifying its customer base.

“We are proud to spearhead the collaboration with CreateSolutions, as it aligns perfectly with our strategy to expand internationally, and reinforces our commitment to provide high-quality and reliable products to our customers,” said Dr. Jianbiao Dai, Chairman & Chief Executive Officer of NETCLASS TECHNOLOGY INC. “I believe the acquisition will broaden our customer base, accelerate revenue growth, and unlock new opportunities for both companies.”

About NETCLASS TECHNOLOGY INC.

NETCLASS TECHNOLOGY INC. is a leading B2B smart education specialist with offices in Shanghai, Hong Kong, and Singapore, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC.

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global